                                                                    EXHIBIT 99.2

                EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

                                   TEFRON LTD.

                                JANUARY 20, 2009

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

   ^ Please detach along perforated line and mail in the envelope provided. ^

------------------------------------------------------------------------------------------------------------------------------------------------------
           PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
------------------------------------------------------------------------------------------------------------------------------------------------------
                                                              |                                                                FOR   AGAINST   ABSTAIN
                                                              |
                                                              |1.   To approve the increase in the authorized share capital    [_]     [_]       [_]
                                                              |     of the Company by NIS 20 million and to amend its
                                                              |     Articles of Association and its Memorandum of
                                                              |     Association to reflect the increase of the authorized
                                                              |     share capital, as more fully described in the Proxy
                                                              |     Statement accompanying this Proxy Card.
                                                              |
                                                              |2.   To approve a ten-for-one reverse stock split such that     [_]     [_]       [_]
                                                              |     every ten Ordinary Shares, NIS 1.00 nominal value per
                                                              |     share, shall become one Ordinary Share with a nominal
                                                              |     value of NIS 10.00, by consolidating the Company's (i)
                                                              |     authorized and unissued share capital; and (ii) issued
                                                              |     and outstanding share capital; and to amend its
                                                              |     Articles of Association and its Memorandum of
                                                              |     Association to reflect the consolidation of the share
                                                              |     capital, as more fully described in the Proxy Statement
                                                              |     accompanying this Proxy Card.
--------------------------------------------------------------|
                                                              |Pursuant to the Articles of Association of the Company, a proxy will be
                                                              |effective only if received by the Company at least two hours prior to the time
                                                              |of the Extraordinary General Meeting
                                                              |
                                                              |
                                                              |
--------------------------------------------------------------|
                                                              |
                                                              |
                                                              |
                                                              |
                                                              |
                                                              |
                                                              |
                                                              |
--------------------------------------------------------------|
To change the address on your account, please check the       |
box at right and indicate your new address in the address     |
space above. Please note that changes to the registered   [_] |
name(s) on the account may not be submitted via this          |
method.                                                       |
--------------------------------------------------------------|

Signature of Shareholder _________________________ Date: _____________ Signature of Shareholder _________________________ Date: _____________

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                      PROXY
                                   TEFRON LTD.

                      PARK AZORIM, 94 DERECH EM HAMOSHAVOT
                           PETACH TIKVA, 49527 ISRAEL

   THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY
              FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON JANUARY 20, 2009

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Mr. Eran Rotem and Ms. Michal Baumwald Oron, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Tefron Ltd. (the "COMPANY"), standing in the name of the undersigned at the close of business on December 18, 2008, at the Extraordinary General Meeting of Shareholders of the Company to be held at the Company's offices, Park Azorim, 94 Derech Em Hamoshavot, Petach Tikva,
Israel, on January 20, 2009 at 11:00 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED IN THE MANNER DIRECTED.
TO THE EXTENT PERMITTED BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS, IF NO
INSTRUCTIONS TO THE CONTRARY ARE INDICATED, THE SHARES WILL BE VOTED "FOR" ALL
THE PROPOSALS, AND IN ACCORDANCE WITH THE DISCRETION OF THE PROXIES ON SUCH
OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)